SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Legend Biotech Corporation
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

52490G102**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 52490G102 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on The NASDAQ Global Select Market under the symbol "LEGN." Each ADS represents 2 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52490G102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,273,234 (including 10,000,000 Ordinary Shares underlying warrants)*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 20,273,234 (including 10,000,000 Ordinary Shares underlying warrants)*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,273,234 (including 10,000,000 Ordinary Shares underlying warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
12	TYPE OF REPORTING PERSON IA

* Consists of 1,400,000 Ordinary Shares attributable to the holdings of funds managed by HHLR (as defined in Item 2(d) below) and 18,873,234 Ordinary Shares (including 10,000,000 Ordinary Shares underlying warrants) attributable to the holdings of funds managed by HIM (as defined in Item 2(d) below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 52490G102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,273,234 (including 10,000,000 Ordinary Shares underlying warrants)*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 20,273,234 (including 10,000,000 Ordinary Shares underlying warrants)*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,273,234 (including 10,000,000 Ordinary Shares underlying warrants)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
12	TYPE OF REPORTING PERSON IA

* Consists of 1,400,000 Ordinary Shares attributable to the holdings of funds managed by HHLR and 18,873,234 Ordinary Shares (including 10,000,000 Ordinary Shares underlying warrants) attributable to the holdings of funds managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. 52490G102	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Legend Biotech Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at 2101 Cottontail Lane, Somerset, New Jersey 08873.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by (i) Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM"), with respect to Ordinary Shares attributable to the holdings of LGN Holdings Limited ("LGN") and (ii) HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR"), with respect to Ordinary Shares attributable to the holdings of HHLR Fund, L.P. ("HHLR Fund") and YHG Investment, L.P. ("YHG"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

LGN is wholly owned by Hillhouse Investment Management V, Ltd., whose sole shareholder is Hillhouse Fund V, L.P. ("Fund V"). Fund V is managed and controlled by HIM. HIM is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Ordinary Shares attributable to the holdings of LGN. HHLR acts as the sole investment manager of each of HHLR Fund and YHG. HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM and HHLR are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G/A that it has shared voting and dispositive power of the Ordinary Shares beneficially owned by each of HHLR and HIM.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of the Reporting Person is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP

Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, par value of $0.0001 per share (the "Ordinary Shares").

CUSIP No. 52490G102	13G/A	Page 5 of 7 Pages

Item 2(e).	CUSIP NUMBER

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 52490G102 has been assigned to the ADSs.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 334,805,584 Ordinary Shares outstanding, reported to be issued and outstanding as of September 13, 2022, as reported in Exhibit 99.1 of the Company’s Form 6-K filed with the Securities and Exchange Commission on September 16, 2022, and assumes the exercise of certain warrants held by LGN.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

CUSIP No. 52490G102	13G/A	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52490G102	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer

HHLR Advisors, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer